AA 4/2/2002

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RECEIVED MAR 28 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
[redacted] FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14715

02022073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/30/00 (MM/DD/YY) AND ENDING 12/28/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hornor Townsend & Kent, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Dresher Road - C1C
(No. and Street)

Horsham (City) PA (State) 19044 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry Buck 215-956-8748
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — *if individual, state last, first, middle name*)

2001 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AA 4/2/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry Buck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hornor, Townsend & Kent, Inc., as of December 28, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notarial Seal
Debbi L. Warriner, Notary Public
Horsham Twp., Montgomery County
My Commission Expires Oct. 16, 2004
Member, Pennsylvania Association of Notaries

Henry Buck
Signature

AVP/Treasurer
Title

Debbi L. Warriner
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HORNOR, TOWNSEND & KENT, INC.

Financial Statements and Supplementary Schedule
Pursuant to Rule 17a-5 of the Securities and Exchange Commission

For the years ended December 28, 2001 and December 29, 2000
with Report of Independent Auditors

0110-0236924-PH

Hornor, Townsend & Kent, Inc.

Financial Statements and Supplementary Schedule
Pursuant to Rule 17a-5 of the Securities and Exchange Commission

For the years ended December 28, 2001 and December 29, 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

To the Board of Directors
Hornor, Townsend & Kent, Inc.

We have audited the accompanying statements of financial condition of Hornor, Townsend & Kent, Inc. (the "Company") as of December 28, 2001 and December 29, 2000, and the related statements of income, changes in stockholder's equity, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hornor, Townsend & Kent, Inc. at December 28, 2001 and December 29, 2000, and the results of its operations and its cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

March 22, 2002

Hornor, Townsend & Kent, Inc.

Statements of Financial Condition

	December 28 2001	December 29 2000
Assets		
Cash and cash equivalents	**$ 5,477,805**	$ 5,232,785
Commissions receivable	**432,419**	739,354
Equipment at cost (net of accumulated depreciation of $339,618 and $259,620, respectively)	**183,565**	130,024
Prepaid expenses and other assets	**469,587**	607,792
Deferred tax asset	**232,495**	23,175
Total assets	**$ 6,795,871**	$ 6,733,130
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 979,200**	$ 1,464,587
Accounts payable and accrued expenses	**1,647,568**	1,005,100
Payable to affiliates	**877,603**	145,541
Deferred rent payable	**–**	75,792
Total liabilities	**3,504,371**	2,691,020
Stockholder's equity:		
Capital stock—par value $1.00; 1,000 shares authorized, issued, and outstanding	**1,000**	1,000
Paid-in capital	**2,763,315**	2,763,315
Accumulated surplus	**527,185**	1,277,795
Total stockholder's equity	**3,291,500**	4,042,110
Total liabilities and stockholder's equity	**$ 6,795,871**	$ 6,733,130

See accompanying notes.

Hornor, Townsend & Kent, Inc.

Statements of Income

	Fiscal year ended December 28 2001	December 29 2000
Revenues:		
Income from sale of investment company shares	**$17,092,718**	$23,421,570
Security commissions	**1,979,875**	3,528,714
Fees for account supervision, investment advisory and administrative services	**2,812,372**	1,878,540
Other income related to the securities business	**10,572,648**	12,827,803
Interest income	**174,672**	265,775
Total revenues	**32,632,285**	41,922,402
Expenses:		
Registered representatives' compensation and benefits	**26,568,894**	34,324,365
Other employees' compensation and benefits	**2,674,639**	2,399,360
Legal	**1,014,223**	492,917
Clearing fees	**929,378**	1,254,371
Communications	**168,250**	218,766
Occupancy and equipment costs	**208,210**	272,352
Promotional costs	**311,811**	224,331
Regulatory fees and expenses	**245,049**	224,756
Other	**1,665,561**	556,370
Total expenses	**33,786,015**	39,967,588
(Loss) income before provision for income taxes	**(1,153,730)**	1,954,814
(Benefit) provision for income taxes	**(403,120)**	734,759
Net (loss) income	**$ (750,610)**	$ 1,220,055

See accompanying notes.

Hornor, Townsend & Kent, Inc.

Statements of Changes in Stockholder's Equity

Fiscal years ended December 28, 2001 and December 29, 2000

	Capital Stock	Paid-in Capital	Accumulated Surplus	Total
Balance, December 31, 1999	$ 1,000	$ 2,763,315	$ 57,740	$ 2,822,055
Net income	–	–	1,220,055	1,220,055
Balance, December 29, 2000	1,000	2,763,315	1,277,795	4,042,110
Net loss	–	–	**(750,610)**	**(750,610)**
Balance, December 28, 2001	**$ 1,000**	**$ 2,763,315**	**$ 527,185**	**$ 3,291,500**

See accompanying notes.

Hornor, Townsend & Kent, Inc.

Statements of Cash Flows

	Fiscal year ended December 28 2001	December 29 2000
Cash flows from operating activities		
Net (loss) income	**$ (750,610)**	$ 1,220,055
Noncash items included in net (loss) income:		
Depreciation	**107,520**	94,667
Loss on disposal	**1,924**	–
Change in assets and liabilities:		
Decrease in commissions receivable	**306,935**	160,107
Decrease (increase) in prepaid expenses and other assets	**138,205**	(67,055)
(Increase) decrease in deferred taxes	**(209,320)**	20,991
(Decrease) increase in commissions payable	**(485,387)**	825,023
Increase in accounts payable and accrued expenses	**642,468**	366,704
Increase (decrease) in payable to affiliates	**732,062**	(222,201)
Decrease in deferred rent payable	**(75,792)**	(45,476)
Net cash provided by operating activities	**408,005**	2,352,815
Cash flows from investing activities		
Purchases of furniture and equipment	**(162,985)**	(22,654)
Net cash used in investing activities	**(162,985)**	(22,654)
Increase in cash and cash equivalents	**245,020**	2,330,161
Cash and cash equivalents, beginning of fiscal year	**5,232,785**	2,902,624
Cash and cash equivalents, end of fiscal year	**$ 5,477,805**	$ 5,232,785
Supplemental cash flow disclosures		
Taxes (received) paid	**$ (155,919)**	$ 801,746

See accompanying notes.

Hornor, Townsend & Kent, Inc.

Notes to Financial Statements

December 28, 2001

1. Summary of Significant Accounting Policies

Organization

Hornor, Townsend & Kent, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Independence Square Properties, Inc. (ISP), a wholly owned subsidiary of The Penn Mutual Life Insurance Company (Penn Mutual). The Company selects, trains, and supervises personnel of Penn Mutual and independent registered representatives in connection with the sale of registered products. The Company's fiscal year ends on the last business day in the last full week of December.

Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 presentation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, and U.S. Treasury Bills with original maturities of less than 90 days.

Equipment

Equipment is recorded on an historical cost basis and is depreciated on a straight-line basis over the estimated useful lives of the assets.

Securities Transactions

Securities transactions and related commissions are recorded on a trade-date basis.

Income Taxes

The Company calculates its provision for income taxes utilizing Statement of Financial Accounting Standards No. 109 (SFAS No. 109). SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be settled or realized.

1. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company files a consolidated federal tax return with its parent, Penn Mutual. The federal income tax provision or benefit is limited to the extent the Company's results of operations increase or decrease the consolidated tax liabilities of Penn Mutual. The resulting tax liability or receivable is paid to or received from Penn Mutual, and is reflected in accounts payable and accrued expenses or prepaid expenses and other assets on the statement of financial condition.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Related Party Transactions

Clearance and execution services are provided to the Company under an agreement with Janney Montgomery Scott (JMS), an indirect wholly owned subsidiary of Penn Mutual. The Company paid JMS $775,128 and $1,143,130 for these services during 2001 and 2000, respectively. The commissions receivable of $432,419 and $739,354 at December 28, 2001 and December 29, 2000, respectively, represent commissions due from JMS, net of clearance and execution service fees.

The Company reimburses Penn Mutual for salaries and fringe benefits paid by Penn Mutual on the Company's behalf. The reimbursement amounted to $2,674,639 and $2,399,360 during 2001 and 2000, respectively, of which $160,145 and $130,378 was due to Penn Mutual at December 28, 2001 and December 29, 2000, respectively. In addition, Penn Mutual provides payroll services at no cost to the Company.

During the fiscal year ended December 27, 1996, the Company moved its offices. The Company maintained a noncancelable operating lease for its former office space expiring August 2002, which was subleased to JMS. As a result of its former lease, a loss was incurred by the Company and recorded as deferred rent payable on the statement of financial condition; this amount was to be paid over the remainder of the original lease. During 2001, the Company was permitted to pay off the lease and exit the agreement. The Company leases its new offices from Penn Mutual.

2. Related Party Transactions (continued)

During 2001, Penn Mutual began two projects involving the Company. The first relates to a review of the compliance procedures in place at the Company's field offices, including the establishment of an Office of Supervisory Jurisdiction for the Company. Costs incurred for this project will be paid to Penn Mutual by the Company. The Company has expensed $488,000 in 2001 related to this project of which the entire amount is payable to Penn Mutual as of December 31, 2001 and is included in payable to affiliates on the balance sheet. Payments in the amount of $940,000 are expected to be paid to Penn Mutual in 2002. The second relates to a system implementation project at Penn Mutual in which the Company will participate. These costs are noncapitalizable maintenance fees. The Company has expensed $200,000 in 2001 related to this project of which $125,000 is payable to Penn Mutual as of December 31, 2001 and is included in payable to affiliates on the balance sheet. Payments in the amount of $188,000 will be paid to Penn Mutual in each of the next two years.

3. Credit Risk

In the event a customer of the Company is unable to fulfill its contracted obligations related to a security trade, JMS may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by JMS on behalf of a customer of the Company is charged back to the Company.

In accordance with industry practice, JMS records customer transactions on a settlement-date basis, which is generally three business days after trade date. JMS is therefore exposed to risk of loss on these transactions in the event of a customer's inability to meet the terms of their contracts, in which case JMS may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by JMS, on behalf of a customer of the Company is charged back to the Company.

Cash equivalents and investments totaling $4,421,424 and $4,759,225 at December 28, 2001 and December 29, 2000, respectively, are held at JMS.

4. Income Taxes

The (benefit) provision for income taxes is comprised of the following:

	December 28 2001	December 29 2000
Current	**$ (193,800)**	$ 713,951
Deferred	**(209,320)**	20,808
Income tax provision	**$ (403,120)**	$ 734,759

The Company has deferred tax assets of $232,495 and $23,175 at December 28, 2001 and December 29, 2000, respectively, and no deferred tax liabilities. Deferred tax assets result primarily from accrued expenses which are not currently deductible for income tax purposes.

5. Employee Benefit Plan

The employees of the Company are covered under Penn Mutual's defined benefit retirement plan. Under this arrangement, the Company expensed $135,793 and $89,763 for the fiscal years ended December 28, 2001 and December 29, 2000, respectively, and owes $35,793 and $89,763 to Penn Mutual as of December 28, 2001 and December 29, 2000, respectively. Payments are made after the end of each calendar year.

6. Commitments

The Company leases its office from Penn Mutual under a noncancelable operating lease expiring March 31, 2002.

At December 28, 2001, aggregate minimum rental commitments under all noncancelable leases in excess of one year were as follows:

2002	$ 107,111
2003	12,566
2004	11,133
2005	9,343
2006	357
Thereafter	–
Total	$ 140,510

6. Commitments (continued)

Total rental expense, including equipment rentals, charged to operations for the fiscal years ended December 28, 2001 and December 29, 2000 was $77,730 and $132,960, respectively.

7. Contingencies

In the normal course of its business, the Company is a defendant in various claims and legal actions arising principally from the activities of registered representatives of the Company. These actions have been considered by the Company in determining reserves necessary to cover probable liabilities. During 2001, the Company accrued $650,000, which represents its best estimate for probable losses in connection with these various legal actions. In the opinion of management, the ultimate disposition of pending litigation will not have a material adverse effect on the Company's financial condition, liquidity, or results of operations.

8. Net Capital Requirements

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 28, 2001, the Company had net capital of $2,315,072, which was $2,065,072 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.51 to 1.

Hornor, Townsend & Kent, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

December 28, 2001

Computation of Net Capital

1.	Total stockholder's equity from statement of financial condition		$ 3,291,500
2.	Deduct: Stockholder's equity not allowable for net capital		–
3.	Total stockholder's equity qualified for net capital		3,291,500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
	B. Other (deductions) or allowable credits		(20,000)
5.	Total capital and allowable subordinated liabilities		3,271,500
6.	Deductions and/or charges:		
	A. Total nonallowable assets from statement of financial condition		
	(1) Deferred tax asset	$ 232,495	
	(2) Equipment at cost, net	183,565	
	(3) Prepaid expenses and other assets	469,587	(885,647)
	B. Other (deductions) or charges		(70,230)
7.	Other additions and/or credits		–
8.	Net capital before haircuts on securities positions		2,315,623
9.	Haircuts on securities		(551)
10.	Net capital		$ 2,315,072

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 233,624
12.	Minimum dollar net capital requirement	$ 250,000
13.	Net capital requirement (greater of line 11 or 12)	$ 250,000
14.	Excess net capital (line 10 less line 13)	$ 2,065,072
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)	$ 1,964,635

Hornor, Townsend & Kent, Inc.

Schedule I (continued)
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 28, 2001

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities from statement of financial condition	$ 3,504,371
17.	Add:	
	A. Drafts for immediate credit	–
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–
	C. Other unrecorded amounts	–
18.	Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1)(c)(1)(vii)	–
19.	Total aggregate indebtedness	$ 3,504,371
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	151%

Statement Pursuant to Rule 17a-5(d)(4)

The above computation does not materially differ from the corresponding computation of net capital under Rule 15c3-1 as of December 28, 2001, filed by Hornor, Townsend & Kent, Inc., as part of the Company's unaudited Focus Part IIA as of the same date with the National Association of Securities Dealers.

Hornor, Townsend & Kent, Inc.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 28, 2001

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	Schedule I
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission[1]	N/A
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission[1]	N/A
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts[1]	N/A

[1] The Company meets the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and therefore is not required to file this schedule.

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors on Internal Control

To the Board of Directors
Hornor, Townsend & Kent, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Hornor, Townsend & Kent, Inc. (the "Company") for the year ended December 28, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 28, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 22, 2002